Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
In Millions of Dollars	2006	2005
Fixed Charges:
Interest expense	$297	$220
Interest capitalized	11	8
One-third of rents*	50	55

Total Fixed Charges	$358	$283

Earnings:
Income before income taxes and minority interests	$2,726	$2,357

Fixed charges per above	358	283
Less: interest capitalized	(11)	(8)

	347	275

Amortization of interest capitalized	4	7

Total Earnings	$3,077	$2,639

Ratio of Earnings to Fixed Charges	8.60	9.33

*	Reasonable approximation of the interest factor.

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